FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 August 26, 2004

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS

ITEM:

LOCALIZA RENT A CAR S.A.:

1. Minutes of the Extraordinary Stockholders' General Meeting held on January 28, 2003

2. Minutes of the Board of Directors' Meeting held on January 28, 2003

3. Minutes of the Board of Directors' Meeting held on February 17, 2003

4. Minutes of the Extraordinary Stockholders' General Meeting held on February 28, 2003

5. Minutes of the Board of Directors'Meeting held on February 28, 2003

6. Minutes of the Board of Directors'Meeting held on March 27, 2003

7. Minutes of the Extraordinary Stockholders' General Meeting held on March 27, 2003

8. Minutes of the Ordinary and Extraordinary Stockholders' General Meeting held on April 28, 2003

9. Minutes of the Board of Directors' Meeting held on April 28, 2003

10.Minutes of the Board of Directors' Meeting held on June 23, 2003

11.Minutes of the Board of Directors' Meeting held on July 07, 2003

12.Minutes of the  Extraordinary  Stockholders' General Meeting held on July
   07, 2003

13.Minutes of the Board of Directors' Meeting held on November 13, 2003

14.Minutes of the Extraordinary  Stockholders' General Meeting held on November
   13, 2003

15.Minutes of the Board of Directors' Meeting held on December 30, 2003

16.Minutes of the Extraordinary  Stockholders' General Meeting held on December
   30, 2003



TOTAL FLEET S.A.:

17.Minutes  of the  Extraordinary  Stockholders'  General  Meeting  held  on
   January 28, 2003

18.Minutes of the Ordinary and Extraordinary Stockholders' General Meeting held on April 28, 2003



LOCALIZA FRANCHISING S.A.

19.Minutes of the Stockholders' meeting held on May 1, 2003

20.Minutes  of the  Extraordinary  Stockholders'  General  Meeting  held  on
   July 04, 2003

21.Minutes  of the  Extraordinary  Stockholders'  General  Meeting  held  on
   September 15, 2003

22.Minutes  of the  Extraordinary  Stockholders'  General  Meeting  held  on
   December 19, 2003



PRIME PRESTADORA DE SERVICOS S.A.

23.Minutes of the Stockholders' meeting held on May 1, 2003

24.Minutes  of the  Extraordinary  Stockholders'  General  Meeting  held  on
   July 07, 2003


25.Signatures page

                            LOCALIZA RENT A CAR S. A.

                             CNPJ 16.670.085/0001-55

                                NIRE 3130001144-5

                   EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                            Held on January 28, 2003.


Date, Time and Place: January 28, 2003, at 09 a.m. , at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Stockholders representing the entirety  of the Company's  capital.

Table: Jose Salim Mattar Junior, President.; Antonio Claudio Brandao Resende, Secretary.

Convocation: prior convocation was discharged pursuant to 4th of the article 124, of Law 6.404/76.

Order of the Day: to approve extension of time limit for payment of dividends to be made to the stockholder LOCALIZA RENT A CAR S A by the integral subsidiary TOTAL FLEET S A .

Unanimously-Made Decisions: Extension of time limit up to June 30, 2003 for payment of dividends to be effected by the integral subsidiary TOTAL FLEET S A to the stockholder LOCALIZA RENT A CAR S A has been approved without reservations or limitations.

The President and the Secretary of the Session have been authorized by the stockholders to singly sign the Minutes, after the written approval of the final text. Approval by fax or e-mail was accepted by all stockholders.

Closing and Drawing-up of the Minutes: without any further subjects to be considered and anybody else to take the floor, thge present Session was directed to the stockholders to be read and approved. The Session was reopened and this document was read, checked and signed after the written approval by the stockholders.

Stockholders present: (aa) JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE; DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C., all of them represented by their proxy, Mr. Henrique da Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR , ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.


"We certify the present document is an exact copy of the original, drawn in an appropriate book."


                       Belo Horizonte, January 28, 2003.


                         ______________________________
                                   PRESIDENT
                            Jose Salim Mattar Junior


                        _______________________________
                                   SECRETARY
                        Antonio Claudio Brandao Resende

                            LOCALIZA RENT A CAR S.A.

                           CNPJ No. 16.670.085/0001-55

                               NIRE: 3130001144-5

                   MINUTES OF THE BOARD OF DIRECTORS' MEETING
                           Held on January 28, 2003.


Date, Time and Place: January 28, 2003, at 08:45 a.m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte, State of Minas Gerais.


Attendance: the entirety of the Board of Directors, to wit: Mr. Jose Salim Mattar Junior, Mr. Antonio Claudio Brandao Resende, Mr. Eugenio Pacelli Mattar, Mr. Antonio Fernando de Campos, Mr. Aristides Luciano de Azevedo Newton, Mr. Messias da Silva Filho, Mr. Tarcisio Pinto Ferreira, Mr. Stefano Bonfiglio and Mr. Carlos Jose Garcia.


Table: Jose Salim Mattar Junior, President; Antonio Claudio Brandao Resende, Secretary.


Convocation: corroboration of prior convocation has been discharged as all the Company's Directors were present.


Order of the Day: They manifested about the extension of time limit for payment of dividends, to be effected by the integral subsidiary TOTAL FLEET S.A. to the stockholder LOCALIZA RENT A CAR S. A.


Unanimously-Made Decisions: The Company's Directors attending this meeting have manifested favorably about the extension of time limit for payment of dividends, to be effected by the integral subsidiary TOTAL FLEET S.A to the stockholder LOCALIZA RENT A CAR S.A , up to June 30, 2003.

The President and the Secretary of the Session have been authorized by the Directors to singly sign the minutes after written approval of the final text, and all the Directors have accepted approval by fax or e-mail.


Adjournment and Drawing Up of the Minutes: without any further subjects to be considered and anybody else to take the floor, this session was directed to the Directors to be read and approved. The session was reopened and, after written approval by the Directors, the present document was read, checked and signed by the President and the Secretary.


"We certify the present document is an exact copy of the original, drawn up in an appropriate book".



                       Belo Horizonte, January 28, 2003.


      ________________________          _______________________________
      Jose Salim Mattar Junior,         Antonio Claudio Brandao Resende,
            PRESIDENT                           SECRETARY

                            LOCALIZA RENT A CAR S.A.

                          CNPJ No. 16.670.085/0001-55

                               NIRE: 3130001144-5

                   Minutes of the Board of Directors' Meeting
                           held on February 17, 2003.


Date, Time and Place: February 17, 2003, at 9 a.m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance:  The entirety of the Board of Directors'  Members,  to wit: Messrs.
Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira , Stefano Bonfiglio and Carlos Jose Garcia.

Table : Mr. Jose Salim Mattar Junior, President; Mr. Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation has been discharged as all the Company's Councilors were present.

Order of the Day: (i) dismissal from office of the Administrative Committee's members of the Option for Stock Acquisition Plan ("Option Plan"); (ii) election of the new Administrative Committee's members of the Option for Stock Acquisition Plan ("Option Plan") ; (iii) to manifest about extension of the maximum time limit for carrying out options of the Programs "Option for Stock Acquisition Plan" for the years 1998, 1999, 2000 and 2001.


Unanimously Made Decisions: (i) the present members of the Administrative Council's Committee are dismissed from office, and Mr. Ari Jay Benecerraf, who is leaving the Committee, has been praised for the outstanding services rendered to the Company;

(ii) By this act, the new members to make up the Administrative Committee have been elected and have taken office for an indeterminate tenure term, and they are, namely, Messrs.: - Jose Salim Mattar Junior , Brazilian, legally separated, entrepreneur, identity card nr. M-l.653.965, issued by SSP/MG ( Secretariat for Public Security of the State of Minas Gerais), registered in CPF/MF under nr. 071.823.766-87, residing at 525, apartment 300 Boa Esperanca Street, in Belo Horizonte City, State of Minas Gerais; Eugenio Pacelli Mattar, Brazilian , married, entrepreneur, identity card nr. MG-4.441, issued by SSP/MG, registered in CPF/MG under nr. 130.057.586-72, residing at 211, apartment l300 Santa Maria de Itabira Street, Sion, in Belo Horizonte City, State of Minas Gerais; Stefano Bonfiglio , Italian, married, economist, with Passport nr. 300625T, residing at London City, U.K., at 59 Cadogan Square, SW1; and Carlos Jose Garcia, Argentinean, national public accountant, with Passport nr. 11.986.164, residing at 4550 - Floor 31B, in Demaria, Buenos Aires City, Argentina;

(iii) The Company's Directors present to this session have manifested favorably about the extension of the maximum time limit for carrying out the options of the "Programs of Option for Stock Acquisition" referring to the years 1998, 1999, 2000 and 2001 until April 2007, as well as about the working-out of addenda to the respective Programs in order to determine a new reading for items 7 and 8.

The President and the Secretary of the Session have been authorized by the Directors to singly sign the minutes, after written approval of the final reading by all the Directors, with acceptance of approval by fax or e-mail.

Adjournment and Drawing-up of the Minutes : without further subjects to be considered and anybody else to take the floor , the present session was directed to the Directors to be read and approved. The session was then reopened, after written approval by the Directors, and this document has been read, checked and signed by the President and by the Secretary .


"We certify the present document is an exact copy of the original, drawn up in an appropriate book".



                       Belo Horizonte, February 17, 2003.


     _________________________          _________________________________
     Jose Salim Mattar Junior,           Antonio Claudio Brandao Resende,
           PRESIDENT                               SECRETARY

                           LOCALIZA RENT A CAR S. A.

                           CNPJ No. 16.670.085/0001-55

                               NIRE: 3130001144-5

           MINUTES OF THE EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                           HELD ON FEBRUARY 28, 2003


Date, Time and Place: February 28, 2003, at 10 a. m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Stockholders representing the entirety of the Company's capital.

Table: Jose Salim Mattar Junior, President; Antonio Claudio Brandao Resende, Secretary.

Convocation: Corroboration of prior convocation has been discharged pursuant to 4th, of article 124 of Law 6.404/76.

Order of the Day: To approve the proposed payment of complementary honorarium to the statutory members of the board of directors of the Company.

Unanimously-Made Decisions: The proposed payment of complementary honorarium, to the value of R$1,215.827.60 (one million, two hundred and fifteen thousand, eighty hundred and twenty-seven reais and sixty cents), was approved without reservations or limitations, to be made in February, 2003 to the statutory board of directors of the Company, namely, in this case, Mr. Jose Salim Mattar Junior, Mr. Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar and Flavio Brandao Resende.

The President and the Secretary for the Session have been authorized by the stockholders to singly sign the minutes, after written approval of the final text, and approval by fax or e-mail had been accepted by all of the stockholders.


Closing and Drawing-up of the Minutes: without any further subjects to be considered and nobody else to take the floor, the present session was directed to the stockholders to be read and approved. The session was reopened and, after the stockholders' written approval, this document was read, checked and signed.

Stockholders present: (aa) JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE; DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS I, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C., all of them represented by their proxy, Mr. Henrique da Silva Gordo Lang;

ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.


"We certify this document is an exact copy of the Minutes drawn in an appropriate book".



                       Belo Horizonte, February 28, 2003.


                           _________________________
                           Jose Salim Mattar Junior,
                                   President



                        ________________________________
                        Antonio Claudio Brandao Resende,
                                   Secretary

                            LOCALIZA RENT A CAR S.A.

                            CNPJ 16.670.085/0001-55

                               NIRE: 3130001144-5


                   Minutes of the Board of Directors' Meeting
                           Held on February 28, 2003.


Date, Time and Place: February 28, 2003, at 9 a.m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Members of the Board of Directors, to wit: Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia .

Table: Jose Salim Mattar Junior, President, Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation was discharged as all the Company's Directors were present.

Order of the Day: To manifest about the proposal of complementary honorary payment to the body of statutory directors of the Company.

Unanimously Made Decisions: The Company's Directors, present to this session, have manifested favorably about the proposed payment of complementary honoraries, to the value of R$1,215.827,60 (one million, two hundred and fifteen thousand, eight hundred and twenty-seven reais and sixty cents), in February, 2003, to the body of statutory directors of the Company, specifically in this case Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar and Flavio Brandao Resende.

The President and the Secretary of the Session were authorized by the Directors to singly sign the minutes, after written approval of the final text by all Directors, with acceptance of approval by fax or e-mail.

Adjournemnt and Drawing-up of the Minutes: without further subjects to be considered and anybody else to take the floor, the session was adjourned for drawing up of the minutes in magnetic means. The present document was directed to the Directors in order to be read and approved.

The session was then reopened and, after written approval by the Directors, this document was read, checked and signed by the President and the Secretary.


"We certify this document is an exact copy of the Minutes drawn up in an appropriate book."


                       Belo Horizonte, February 28, 2003.


                           ________________________
                           Jose Salim Mattar Junior,
                                   PRESIDENT


                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   SECRETARY

                            LOCALIZA RENT A CAR S.A.

                           CNPJ No 16.670.085/0001-55

                               NIRE: 3130001144-5

                   Minutes of the Board of Directors' Meeting
                             held on March 27, 2003


Date, Time and Place: March 27, 2003, at 09 a.m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Members of the Board of Directors, to wit: Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Table: Jose Salim Mattar Junior, President, Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation has been discharged as all the Company's Directors were present.

Order of the Day: (i) To manifest about the proposed in-advance payment of dividends to the stockholders referring to the fiscal year of 2002.

Unanimously-Made Decisions: The Company's Directors, present to this session, have manifested favorably about the proposed in-advance payment of dividends to the stockholders, to the total of R$13,250.000.00 (thirteen million, two hundred and fifty thousand reais), settled as per preliminary balance sheet relative to fiscal year of 2002 drawn up on December 31, 2002. The value of the in-advance payment will be proportional to each stockholder's equity on this date and it will be deducted from the total value to be decided for distribution as dividends for the fiscal year of 2002, following the legal deductions foreseen by Law 6.404/76 , during an Ordinary General Meeting to be held timely.

The President and the Secretary of the Session have been authorized by the Directors to singly sign the Minutes, after written approval of the final text by all the Directors, who have accepted approval by fax or e-mail.

Adjournment and Minutes Drawing-up: without any further subjects to be considered and anybody else to take the floor, the session was adjourned to enable this document to be drawn up in magnetic means. The present document was directed to the Directors in order to be read and approved.

The session was reopened and, after the Directors' written approval, this document was read, checked and signed by the President and by the Secretary.

"We certify the present document is an exact copy of the original, drawn in an appropriate book".




                        Belo Horizonte, March 27, 2003.


                           ________________________
                           Jose Salim Mattar Junior,
                                   PRESIDENT

                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   SECRETARY

                           LOCALIZA RENT A CAR S. A.

                           CNPJ No. 16.670.085/0001-55

                               NIRE: 3130001144-5


           MINUTES OF THE EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                             HELD ON MARCH 27, 2003


Date, Time and Place: March 27, 2003, at 10 a. m., at the Company's headoffice, at 1563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: stockholders representing the entirety of the Company's  capital .

Table: Jose Salim Mattar Junior, President; Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation has been discharged as per 4th, of article 124, of Law 6.404/76.

Order of the Day: (i) To approve the proposed in-advance payment of dividends to the stockholders referring to the fiscal year of 2002.

Unanimously-Made Decisions: (i) In-advance payment of dividends to the stockholders has been approved, totalling R$13,250.000.00 (thirteen million, two hundred and fifty thousand reais), setttled as per preliminary balance sheet drawn up on December 31, 2002. The value of the in-advance payment will be proportional to each stockholder's equity on this date, and it will be deducted from the total value to be decided for distribution as dividends of the fiscal year of 2002, following the legal deductions foreseen by Law 6.404/76, during an Ordinary General Meeting to be held on a timely occasion.

The President and the Secretary of the Session have been authorized by the stockholders to singly sign the Minutes, after the final reading of the text is approved in writing. All stockholders have accepted approval by fax or e-mail .


Closing and Drawing-up of the Minutes: without any further subjects to be considered and anybody else to take the floor, the present session was directed to the stockholders to be read , checked and approved.

The session was reopened and, after the stockholders' approval in writing, the present document was read, checked and signed.

Stockholders present: (aa) JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE; DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHIRE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C., all of them represented by their proxy, Mr.Henrique da Silva Gordo Lang;

ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.


"We certify the present document is an exact copy of the original, drawn in an appropriate book".



                        Belo Horizonte, March 27, 2003.


                           ________________________
                           Jose Salim Mattar Junior
                                   President

                        _______________________________
                        Antonio Claudio Brandao Resende
                                   Secretary

                            LOCALIZA RENT A CAR S.A.

                          CNPJ No. 16.670.085/0001-55

                               NIRE: 3130001144-5


    MINUTES OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                            held on April 28, 2003.


Date, Time and Place: April 28, 2003, at 10 a. m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

 Attendance: Stockholders representing the entirety of the Company's capital.

Table : President: Mr. Antonio Claudio Brandao Resende; Secretary: Mr. Eugenio Pacelli Mattar.

Convocation: Prior convocation has been discharged as per 4th, of article 124, of Law 6.404/76.

Orders of the Day: (i) To approve payment of complementary compensation to the body of statutory directors of the Company and of its subsidiaries; (ii) To approve payment of honoraries to the Company's body of statutory directors and of its subsidiaries for the period between the present date and the date when the Ordinary Stockholders' General Meeting of 2004 is held; in Ordinary General
Meeting: (iii) To elect the members of the Board of Directors and to settle the amount of the total yearly compensation for the administration; (iv) To approve the Administration's Report and the accounting exhibitions referent to the fiscal year ended December 31, 2002; and (v) To decide about the proposal of destination for the net profit of the fiscal year ended December 31, 2002, adjusted by force of the Law, according to article 192, of Law 6.404/76.


Unanimously Made Decisions In Extraordinary General Meeting:
(i) Approval was given to the payment of complementary honoraries, during the term of office, to the body of statutory Directors of the Company and of its subsidiaries, to the value of R$700,000.00 (seven hundred thousand reais), totalling R$6,200.000.00 (six million and two hundred thousand reais) of total compensation for the period, retifying the value of R$5,500.000.00 (five million and five hundred thousand reais), decided during the Ordinary Stockholders' General Meeting of the Company held on April 30, 2002. The complementary compensation now approved will be totally granted to the statutory Directors of this Company and of its subsidiaries, considering that the members of the Company's Board of Directors are not entitled to any compensation. The total amount now approved was settled considering the sum of R$675,000.00 (six hundred and seventy-five thousand reais) corresponding to the complementary compensation paid to the statutory Directors of the Company, plus the sum of R$155,000.00 (one hundred and fifty-five thousand reais) corresponding to the complementary compensation paid to the statutory directors of Total Fleet S.A., a sum that was paid by the Company on account and by order of Total Fleet S.A. and that has been reimbursed to the Company; it was also decreased of R$130,000.00 (one hundred and thirty thousand reais), which corresponds to the minus difference between the total value of the compensation previously approved for Localiza Franchising Ltda. and the compensation actually paid to the director, Mr. Aristides Luciano de Azevedo Newton. Excepting Total Fleet S.A., the statutory Directors of the Company did not receive any additional compensation for their services in the capacity of statutory Directors in the other subsidiaries of the Company;
(ii) approval was given to the total value of the compensation for the administration, to the amount of up to R$5,660.000.00 (five million, six hundred and sixty thousand reais), for the period between this Meeting and the Ordinary Stockholders' General Meeting to be held in 2004. From the total amount now approved, the sum of R$3,400.000.00 ( three million and four hundred thousand reais) will be paid by the Company as compensation to its own statutory Directors, and the sum of R$1,400.000.00(one million and four hundred thousand reais) will be paid by the Company on account and by order of Total Fleet S.A. as compensation to its statutory directors, and which will be reimbursed to the Company. The sum of R$860,000.00 (eight hundred and sixty thousand reais) will be paid by the subsidiary Localiza Franchising Ltda. to its director Aristides Luciano de Azevedo Newton. Excepting Total Fleet S.A., the Company's statutory Directors will not receive any additional compemsation in case they hold or come to hold positions as statutory Directors in the other subsidiaries of the Company. The members of the Board of Directors of the Company will not receive compensation for this term of office;

In Ordinary Stockholders' General Meeting:
(iii) the present members of the Board of Directors - were re-elected for an 1-
(one) year term until the Ordinary Stockholders' General Meeting is held in 2004, and their appointments are duly established in the Company's By-Laws, and they will not receive any compensation for this term of office. They are:

-Jose Salim Mattar Junior , Brazilian, legally separated, entrepreneur, identity card nr. M-l.653.965, issued by SSP/MG ( Secretariat for Public
Security of the State of Minas Gerais), registered in CPF/MF under nr. 071.823.766-87, residing at 537, apartment 2001, Pirapetinga Street, Serra, in Belo Horizonte City, State of Minas Gerais;

-Antonio Claudio Brandao Resende, Brazilian, married, entrepreneur, Identity Card Nr. M-578.679, issued by SSP/MG and CPF nr. 076.364.666-00, residing at 21 Aldo Casilo Street, Belo Horizonte City, State of Minas Gerais;

-Eugenio Pacelli Mattar, Brazilian , married, entrepreneur, identity card nr. MG-4.491, issued by SSP/MG, registered in CPF/MG under nr. 130.057.586-72, residing at 211, apartment l300 Santa Maria de Itabira Street, Sion, in Belo Horizonte City, State of Minas Gerais;

-Antonio Fernando de Campos, Brazilian, single, entrepreneur, Identity Card Nr, M-9.40444, isssued by SSP/MG, and CPF nr.151.427.606-20, residing at 601, apartment 601 Pirapetinga Street, Serra, in Belo Horizonte City, State of Minas Gerais;

-Aristides Luciano de Azevedo Newton , Brazilian, married, entrepreneur, Identity Card nr. M-14.595, issued by SSP/MG and CPF nr. 020.311.249-00, residing at 355 , apartment 101 Inconfidentes Street, Funcionarios, in Belo Horizonte, State of Minas Gerais;

-Tarcisio   Pinto  Ferreira,   Brazilian,   married,   lawyer,   Identity  Card
nr.M-1.122.980, issued by SSP/MG and CPF nr.007.316.096-20, residing at 115 Serra dos Orgaos Street, Vila Del Rey, Nova Lima Town, State of Minas Gerais;

-Messias da Silva Filho, Brazilian, married, lawyer, Identity Card nr. 902.329 issued by Departamento de Policia Tecnica and CPF nr.035.265.347-72;

-Stefano Bonfiglio , Italian, married, economist, with Passport nr. 300625T, residing at London City, U.K., at 59 Cadogan Square, SW1;

-Carlos Jose Garcia, Argentinean, national public accountant, with Passport nr. 11.986.164, residing at 4550 Floor 31B Demaria, Buenos Aires City, Argentina;

The members of the Board of Directors now re-elected declare, subject to the penalties of Law, , that there are no special legal prohibitive impediments for them to perform the commercial activities, arising out of criminal failure, prevarication, bribe or subornation, concussion or embezzlement, against public funds, public faith or property, or such penalties as may prevent them, even temporarily, from taking office in public positions.

(iv) The Administration Report was submitted to appreciation and was formally approved. Its text is duly copied together with the published Accounting Exhibitions. Approval was also given, in this order and without provisos, reservations or limitations, to the accounting statements referent to the fiscal year ended Decemer 31, 2002, made up of Assets Balance; Statement of Results; Statement of Variations in the Net Assets , and Statement of Origins and Applications of the Resources, all of which duly published according to article 289 of Law 6.404/76 in the Diario Oficial do Estado de Minas Gerais and in the newspaper Gazeta Mercantil on April 25, 2003, a date prior to the holding of this session, in accordance with article 133, 4th, of Law 6.404/76;

(v) Continuing the session, the Company's stockholders decided to approve, with observation to article 192 of Law 6.404/76 and the By-Laws, the proposal of destination for the net profit of the fiscal year ended December 31, 2002, intending the amount of R$13,250.000.00 (thirteen million, two hundred and fifty thousand reais) for payment of dividends to the stockholders, proportionally to each one's equity, the anticipation of which had been decided in the General Meeting held on March 27,2003. The remaining balance was credited to the accumulated profit account of the Company.


Closing-Up and Drawing-up of the Minutes: without further subjects to be considered and anybody else to take the floor, the present session was adjourned for drawing-up of this document in magnetic means, to be copied in an appropriate book. The session was then reopened and the present document was read and approved by the president and the secretary.

Stockholders  present:  JOSE  SALIM  MATTAR  JUNIOR,  ANTONIO  CAUDIO  BRANDAO
RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE; DLJMB OVERSEAS PARTNERS II,C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A, L.P., DLJMB FUNDING II, INC., DJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.F., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.P., all of them represented by their proxy, Mr. Henrique Silva Gordo Lang; ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DDE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.


"We certify the present document is an exact copy of the Minutes drawn up in an appropriate book".


                        Belo Horizonte, April 28, 2003.


                        ________________________________
                        Antonio Claudio Brandao Resende,
                                   President


                            ______________________
                            Eugenio Pacelli Mattar,
                                   Secretary

                            LOCALIZA RENT A CAR S.A.

                           CNPJ No 16.670.085/0001-55

                               NIRE: 3130001144-5


                   Minutes of the Board of Directors' Meeting
                            held on April 28, 2003.


Date, Time and Place: April 28, 2003, at 9 a. m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Members of the Board of Directors (Administrative Council), to wit:
Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Table : President: Mr. Antonio Claudio Brandao Resende; Secretary: Mr. Eugenio Pacelli Mattar.

Convocation: corroboration of prior convocation has been discharged as all the Company's Directors were present.

Order of the Day: (i) to elect the members of the body of Directors; (ii) to confirm payment of employees' participation in profits of the Company and of its subsidiary companies, relative to the fiscal year of 2002; (iii) to manifest about the proposed payment of complementary compensation to the Company's statutory body of directors and of its subsidiaries; (iv) to manifest about the proposed payment of honoraries to the Company's statutory body of directors and of its subsidiaries, for the period between the dates of the Ordinary Stockholders' General Meeting of 2003 and 2004; (v) to approve presentation, for appreciation of the Meeting to be held on a timely date, of the Accounting Statements, the Administration Report and the proposal of destination for the net profit of the fiscal year ended December 31, 2002, as adjusted according to article 192 of Law nr.6.404/76; (vi) to manifest about the appointment ratification of Sociedade Deloitte Touche Tohmatsu S/C Ltda. as an independent company responsible for auditing of accounts.

Unanimously Made Decisions: The Company's Directors, present to this session, have unanimously decided upon the following orders of the day:

(i) the present Company's Directors have been re-elected to perform their duties and appointments for the period up to the Ordinary Stockholders' General Meeting to be held in the year of 2004, and they are as follows:
For the position of President Director, Mr. JOSE SALIM MATTAR JENIOR, Brazilian, legally separated, entrepreneur, identity card nr. M-l.653.965, issued by SSP/MG, registered in CPF/MF under nr. 071.823.766-87, residing at nr. 537, apartment 2001 Pirapetinga Street, Serra, in Belo Horizonte City, State of Minas Gerais;

For the position of Vice-President Director, MR. ANTONIO CLAUDIO BRANDAO RESENDE, Brazilian, married, entrepreneur, Identity Card nr.M-578.679, issued by SSP/MG and CPF nr.076.364.666-00, residing at nr. 21 Aldo Casilo Street, Mangabeiras, in Belo Horizonte City, State of Minas Gerais;

For the position of Vice-President Director, Mr. EUGENIO PACELLI MATTAR, Brazilian , married, entrepreneur, identity card nr. MG-4.491, issued by SSP/MG and CPF NR. 130.057.586-72, residing at nr. 211, apartment l300 Santa Maria de Itabira Street, Sion, in Belo Horizonte City, State of Minas Gerais;

For the position of Vice-President Director, Mr. FLAVIO BRANDAO RESENDE, Brazilian, single, adult, entrepreneur, Identity Card nr.M-4.661, issued by SSP/MG, and CPF nr. 186.119.316-53, residing at nr. 1523, apartment 2002 Ouro Preto Street, Santo Agostinho, in Belo Horizonte City, State of Minas Gerais;

For the position of Financial Director and Investor Relations, Mr. ROBERTO ANTONIO MENDES, Brazilian, married, Business Administrator and Accountant, Identity Card nr. M-120.278, issued by SSP/MG and CPF nr. 137.768.946-87, residing at 155, apartment 1201 Teixeira de Freitas Street, Santo Antonio, Belo Horizonte City, State of Minas Gerais.

The now re-elected Directors declare, subject to the Law penalties, that there are no special legal prohibitive impediments for them to perform the commercial activities arising out of criminal failure, prevarication, bribe or subornation, concussion or embezzlement, against public funds, public faith or property, or such penalties as may prevent them, even temporarily, from taking office in public positions.

(ii) Without preclusions or limitations, ratification has been given to the proposed payment of participation in the profits to the Company's employees and of its subsidiaries, relative to the fiscal year ended December 31, 2002, in accordance with the Colective Agreement of Workers' Participation in the Company's Profits, which is registered in the Cartorio do 2 Oficio de Titulos e Documentos on July 18, 2002, to the amount of R$5,384.350.16 (five million, three hundred and eighty-four thousand, three hundred and fifty reais and sixteen cents), duly approved by the Company's Directors, during a Session held on April 1,2003. From the total amount now approved, the sum of R$3,810.506,86 (three million, eight hundred and ten thousand, five hundred and six reais and eighty-six cents) correspond to the employees' participation in the Company's profits ; the sum of R$1,083.277.84 (one million, eighty-three thousand, two hundred and seventy-seven reais and eighty-four cents) correspond to the employees' participation in the profits of the Subsidiary Total Fleet S.A.; the sum of R$94,925.84 (ninety-four thousand, nine hundred and twenty-five reais and eighty-four cents) correspond to the employees' participation in the profits of the subsidiary Localiza Franchising Ltda., and the sum of
R$395,639.62 (three hundred and ninety-five thousand, six hundred and thirty-nine reais and sixty-two cents) correspond to the employees' participation in the profits of the subsidiary Prime Prestadora de Servicos S/C Ltda., which sums have been paid up by each of the Subsidiary Companies;

(iii) Subject to later approval of the administration's whole compensation by the Company's stockholders' general meeting, the board members have manifested favorably to the proposed payment of complementary compensation to the Company's executive officers to the value of R$700,000.00 (seven hundred thousand reais), totalling R$6,200.000.00 (six million and two hundred thousand reais) of compensation for the period, rectifying the value of R$5,500.000.00 (five million and five hundred thousand reais) decided during the Company's Ordinary and Extraordinary Stockholders' General Meeting held on April 30, 2002. The complementary compensation now approved will be completely granted to the statutory Directors of this Company and of its subsidiaries, considering that the members of the Company's Board of Directors are not entitled to receive any compensation. The total amount now approved has been settled considering the sum of R$675,000.00 (six hundred and seventy-five thousand reais) corresponding to the complementary compensation paid to the Company's statutory directors plus R$155,000.00 (one hundred and fifty-five thousand reais) corresponding to the complementary compensation paid to Total Fleet S.A.'s statutory directors, a sum that has been paid by the Company on account of and by order of Total Fleet S.A., and that has been reimbursed to the Company; it was also decreased of R$130,000.00 (one hundred and thirty thousand reais) which corresponds to the minus difference between the total value of the compensation previously approved for Localiza Franchising Ltda. and the compensation actually paid to the director Mr. Aristides Luciano de Azevedo Newton. Excepting Total Fleet S.A., the statutory Directors of the Company did not receive any additional compensation for their services in the capacity of statutory Directors in the other subsidiaries of the Company;

(iv) Subject to later approval of the administration' whole compensation at the stockholders' general meeting of the Company, the board members have manifested favorably to the proposed payment of honoraries to the administration of the Company and of its subsidiaries, to the total amount of R$5,660.000.00 (five million, six hundred and sixty-six thousand reais, for the period between the dates when the Ordinary Stockholders' General Meeting of 2003 and 2004 are held. From the total amount now approved, the sum of R$3,400.000.00 (three million and four hundred thousand reais) will be paid by the Company as compensation to its own statutory Directors, and the sum of R$1,400.000.00 (one million and four hundred thousand reais) will be paid by the Company on account and by order of Total Fleet S.A. as compensation to its statutory directors, and which will be reimbursed to the Company. The sum of R$860,000.00 (eight hundred and sixty thousand reais) will be paid by the subsidiary Localiza Franchising Ltda. to its director Aristides de Azevedo Newton. Excepting Total Fleet S.A., the Company's statutory Directors will not receive any additional compensation in case they hold or come to hold positions as statutory Directors in the other subsidiaries of the Company. The members of the Company's Board of Directors will not receive compensation for this term of office;

(v) Presentation to the stockholders of the Accounting Statements and the Administration Report referent to the fiscal year ended December 31, 2002, duly published in the Diario Oficial do Estado de Minas Gerais and in the newspaper Gazeta Mercantil on April 25, 2003. Complying with the reading of article 192 of Law 6.404/76 and the Company's By-laws, approval has also been given to the presentation of proposed destination for the net profit of the fiscal year ended December 31, 2002, with the amount of R$13,250.000.00 (thirteen million, two hundred and fifty thousand reais) being directed to dividend payment to the stockholders, proportionally to each one's equity, the anticipation of which has been decided in the Stockholders's General Meeting held on March 27, 2003. The remaining balance is to be credited to the accumulated profit account of the Company;

(vi) Approval has been given to the appointment of the company Deloitte Touche S/C Ltda. as auditors responsible for examining the Company's accounting statements for the fiscal years ended December 31, 2002 to December 31, 2005.


Adjournment and Drawing-up of the Minutes : without further subjects to be considered and anybody else to take the floor , the present session was adjourned for drawing-up of this document in magnetic means. The present session was directed to the Directors to be read and approved. The session was then reopened, after written approval by the Directors, and this document has been read, checked and signed by the President and by the Secretary .


"We certify the present document is an exact copy of the original, drawn up in an appropriate book".

                        Belo Horizonte, April 28, 2003.

                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   PRESIDENT

                            _______________________
                            Eugenio Pacelli Mattar,
                                   SECRETARY

                           LOCALIZA RENT A CAR S. A.

                           CNPJ No 16.670.085/0001-55

                               NIRE: 3130001144-5


                   Minutes of the Board of Directors' Meeting
                             held on June 23, 2003



Date, Time and Place: June 23, 2003, at 10 a. m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance:  The  entirety  of the members of the Board of  Directors,  to wit:
Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary.

Convocation: corroboration of prior convocation has been discharged as all the Company's Directors were present.

Order of the Day: (i) yearly meeting of auditors and members of the board of directors, substituting the meeting with the Audit Committee - "Comite de Auditoria", as allowed by SEC - "Securities Exchange Commission" and according to the requirements of Corporative Governing determined by it.

Unanimously-Made Decisions: The Company's Directors, present to this session, proceeded to read and debate the enclosure presented by the auditing company Deloitte Touche Tohmatsu , where the following items were included: (i) the auditor's responsibility according to USGAAS - United States Generally Accepted Auditing Statements; (ii) independance of the auditors; (iii) services rendered along the year and its nature; (iv) main subjects discussed during the auditing; (v) relationship between auditors and the administration , without presenting doubts about the contents. In addition, according to requirements of AICPA - "American Institute of Certified Public Accountants", the auditors , the Administration and the directors discussed events of fraud during the fiscal year of 2002, and the auditors were informed about all the happenings, without discovery of any fraud worth disclosing.


The President and the Secretary of the Session were authorized by the Directors to singly sign the Minutes, after written approval of the final text by all the Directors, with acceptance of approval by fax or e-mail.

Adjournment and Minutes Drawing-up: without any further subjects to be considered and anybody else to take the floor, the session was adjourned to enable this document to be drawn up in magnetic means. The present document was directed to the Directors in order to be read and approved.

The session was reopened and, after written approval by the Directors, this document was read, checked and signed by the President and by the Secretary.


"We certify this document is an exact copy of the original, drawn up in an appropriate book".


                         Belo Horizonte, June 23, 2003.

 _______________________________                  ___________________________
 Antonio Claudio Brandao Resende,                  Eugenio Pacelli Mattar,
       PRESIDENT                                          SECRETARY

                           LOCALIZA RENT A CAR S. A .

                            CNPJ 16.670.085/0001-55

                               NIRE: 3130001144-5

                   Minutes of the Board of Directors' Meeting
                             held on July 07, 2003.


Date, Time and Place: July 7, 2003, at 10 a. m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue in Belo Horizonte City, State of Minas Gerais.

Attendance: The entirety of the members of the Board of Directors, to wit: Mr. Jose Salim Mattar Junior, Mr. Antonio Claudio Brandao Resende, Mr. Eugenio Pacelli Mattar, Mr. Antonio Fernando de Campos, Mr. Aristides Luciano de Azevedo Newton, Mr. Messias da Silva Filho, Mr. Tarcisio Pinto Ferreira, Mr. Stefano Bonfiglio and Mr. Carlos Jose Garcia.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary.

Convocation: corroboration of prior convocation has been discharged in view of all the Company's directors being present.

Order of the Day: (i) to manifest about capital increase in the integral subsidiary PRIME PRESTADORA DE SERVICOS S A ; (ii) to manifest about the Consolidation of the By-laws of the integral subsidiary PRIME PRESTADORA DE SERVICOS S.A.

Unanimously-Made Decisions: The Company's directors present to this meeting have manifested about: (i) capital increase in the integral subsidiary PRIME PRESTADORA DE SERVICOS S A, to the value of R$800,000.00 (eight hundred thousand reais), without issuing new stocks, to be integralized in up to 120 (one hundred and twenty) days from July 07, 2003, the date of the Extraordinary Stockholders' General Meeting. Consequently to the capital increase, the 5 article of PRIME PRESTADORA DE SERVICOS S.A.'s By-laws are changed to read as folllows:

"5th Article: The Company's capital is R$950,000.00 (nine hundred and fifty thousand reais), totally integralized in Brazilian currency, divided into
15.000 (fifteen thousand) nominative common stocks without nominal value".

(ii) the new reading of the subsidiary PRIME PRESTADORA DE SERVICOS S A's consolidated By-laws.

The Directors have authorized the President and the Secretary of the Meeting to singly sign the minutes, after written approval of the final text, with the acceptance , by all of the Directors, of approval by fax or e-mail.

Closing and Drawing-up of the Minutes: without any further subjects to be considered and anybody else to take the floor, the session was temporarily closed to permit drawing up of the minutes in magnetic means. This meeting was directed to the Directors to be read and approved.

The session was reopened after the Directors' written approval, and the present documents was read, checked and signed by the President and the Secretary.

"We certify the present document is an exact copy of the original one, drawn up in an appropriate book".


                         Belo Horizonte, July 07, 2003.


  _______________________________          __________________________
  Antonio Claudio Brandao Resende,          Eugenio Pacelli Mattar,
          PRESIDENT                                 SECRETARY

                           LOCALIZA RENT A CAR S.A..

                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5


                  Extraordinary Stockholders' General Meeting
                             held on July 07, 2003.


Date, Time , Place: July 07, 2003, at 11 a.m. , at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Stockholders representing the entirety of the Company's capital.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary.

Convocation: prior convocation has been discharged as per 4th , of article 124, of Law 6.404/76.

Order of the Day: (i) to manifest about capital increasing in the integral subsidiary, PRIME PRESTADORA DE SERVICOS S.A.
A.;
(ii) to manifest about the Consolidation of the By-laws of the integral subsidiary PRIME PRESTADORA DE SERVICOS S A, as changed by this Meeting.


Unanimously-Made Decisions: The stockholders have unanimously approved: (i) capital increase in the integral subsidiary PRIME PRESTRADORA DE SERVICOS S.A. , to the value of R$800,000.00 (eight hundred thousand reais), without issuing new stocks, to be integralized in up to 120 (one hundred and twenty) days from this Meeting's date. Consequently to the capital increase, the 5 article of PRIME PRESTADORA DE SERVICOS S A's By-laws are changed to read as follows: "5th
Article: The Company's capital is R$950,000.00 (nine hundred and fifty thousand reais), totally integralized in Brazilian currency, divided into 15.000 (fifteen thousand) nominative common stocks without nominal value". (ii) The new reading of the subsidiary PRIME PRESTADORA DE SERVICOS S. A.'s consolidated By-laws.

The stockholders have authorized the President and the Secretary to singly sign the minutes, following written approval of the final reading by all of the stockholders, with acceptance of approval by fax or e-mail.


Closing and Drawing-up of the Minutes: without any further subjects to be considered and aybody else to take the floor, the session was closed and the minutes drawn up in magnetic means to be copied in an appropriate book. All the attendance has read, approved and signed the minutes .

Stockholders present: (aa) JOSE SALIM MATTAR JENIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE;
DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS, L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS,L.P., DLJMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C., all of them represented by their proxy, Mr. Henrique da Silva Gordo Lang;

ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.

"We certify the present document is an exact copy of the original, drawn up in an appropriate book".


                         Belo Horizonte, July 07, 2003.


                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   PRESIDENT

                        _______________________________
                            Eugenio Pacelli Mattar,
                                   SECRETARY

                            LOCALIZA RENT A CAR S.A.

                           CNPJ No 16.670.085/0001-55

                               NIRE: 3130001144-5

                   Minutes of the Board of Directors' Meeting
                           held on November 13, 2003



Date, Time and Place: November 13, 2003, at 09 a.m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: Members of the Board of Directors, to wit: Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary.

Convocation: corroboration of prior convocation has been discharged as all the Company's Directors were present.

Order of the Day: (i) To manifest about the proposed in-advance payment of dividends to the stockholders referring to the fiscal year of 2003.


Unanimously-Made Decisions: The Company's Directors, present to this session, have manifested favorably about the proposed in-advance payment of dividends to the stockholders, to the total of R$41,100.000.00 (forty -one million and one hundred thousand reais), settled as per balance sheet drawn up on October 31, 2003. The value of the in-advance payment will be proportional to each stockholder's equity on this date and it will be deducted from the total value to be decided for distribution as dividends for the fiscal year of 2003, following the legal deductions foreseen by Law 6.404/76 , during an Ordinary General Meeting to be held timely.

The President and the Secretary of the Session have been authorized by the Directors to singly sign the Minutes, after written approval of the final text by all the Directors, who have accepted approval by fax or e-mail.


Adjournment and Minutes Drawing-up: without any further subjects to be considered and anybody else to take the floor, the session was adjourned to enable this document to be drawn up in magnetic means. The present document was directed to the Directors in order to be read and approved.

The session was reopened and, after the Directors' written approval, this document was read, checked and signed by the President and by the Secretary.

"We certify the present document is an exact copy of the original, drawn in an appropriate book".


                       Belo Horizonte, November 13, 2003.


                           _________________________
                           Jose Salim Mattar Junior,
                                   PRESIDENT

                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   SECRETARY

                           LOCALIZA RENT A CAR S. A.

                           CNPJ No 16.670.085/0001-55

                               NIRE: 3130001144-5


           MINUTES OF THE EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                           Held on November 13, 2003

Date, Time and Place: November 13, 2002, at 10 a.m., at the Company's headoffice, at 1563 Bernardo Monteiro Avenue in Belo Horizonte City, State of Minas Gerais.

Attendance: Stockholders representing the entirety of the Company's capital.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary.

Convocation:   corroboration  of  prior  convocation  has  been  discharged  in compliance with the 4th paragraph, Article 124 of Law 6.404/76.

Order of the Day: (i) to approve the proposed in-advance payment of dividends to the stockholders, referent to the fiscal year of 2003.

Unanimously-Made Decisions: (i) The in-advance payment of dividends to the stockholders, amounting to R$41,100.000.00 (forty-one million and one hundred thousand reais) and settled according to balance sheet dated October 31, 2003, was unanimously approved. The value of the dividend anticipation will be paid proportionally to each stockholder's equity on this date, and it will be deducted from the total value to be decided for distribution as dividends of the fiscal year of 2003, following the legal deductions foreseen in Law 6.404/76, during an Ordinary Stockholders' General Meeting to be held on a timely occasion.

The President and the Secretary of the Meeting have been authorized by the stockholders to singly sign the Minutes, after the final reading of the text is approved, and approval by fax or e-mail was accepted by all the stockholders.

Closing and Drawing-up of the Minutes: without further subjects to be considered and anybody else to take the floor, the present session was directed to the stockholders to be read and approved. The session was reopened and, after the stockholders' approval in writing, the present document was read, checked and signed.

Stockholders  present:  JOSE  SALIM  MATTAR  JENIOR,  ANTONIO  CLAUDIO  BRANDAO
RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE; DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS, L.P., DLJMB MILLLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C., all of them represented by their proxy, Mr. Henrique da Silva Gordo Long;

ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.

"We certify the present document is an exact copy of the original , drawn in an appropriate book".



                       Belo Horizonte, November 13, 2003.


                        _______________________________
                        Antonio Claudio Brandao Resende
                                   President


                             ______________________
                             Eugenio Pacelli Mattar
                                   Secretary

                           LOCALIZA RENT A CAR S. A.

                            CNPJ 16.670.085/0001-55

                               NIRE 3130001144-5

                   Minutes of the Board of Directors' Meeting
                           held on December 30, 2003.


Date, Time and Place: December 30, 2003, at 9 a. m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue in Belo Horizonte, City, State of Minas Gerais.

Attendance: Members of the Board of Directors, to wit: Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Table: Mr. Antonio Claudio Brandao Resende, President; Mr. Eugenio Pacelli Mattar, Secretary.

Convocation: corroboration of prior convocation has been discharged as all the Company's Directors were present.

Order of the Day: (i) to manifest about crediting interests to the stockholders, as remuneration of own capital, calculated on the Net Assets' accounts, according to the 9th article of Law nr.9.249, and amendments made by article 78 of Law nr.9.430;

(ii) To manifest about the capitalization of the interests credited to the stockholders on this date, in the form of remuneration of own capital.. Consequently, they are to manifest about the amendment to the 5th article, caput, of the Company's By-laws;

iii) To manifest about the new reading of the 5th article, caput, of the Company's By-laws and its Consolidation.

Unanimously-Made Decisions: The Company's directors present to this meeting have manifested favorably to the order of the day, to wit:

(i) Remuneration of own capital to the Company's stockholders has been approved under the law in force, to the amount of R$21,141.176.47 (twenty-one million, one hundred and forty-one thousand, one hundred and seventy-six reais and forty-seven cents) the value of which , net from the income tax withheld at the source, to the value of R$3,171.176.47 (three million, one hundred and seventy-one thousand, one hundred and seventy-six reais and forty-seven cents), is to be credited on this date proportionally to each stockholders' equity;

(ii) Capitalization of the values credited to the stockholders as remuneration of own capital , to the amount of R$17,970.000.00 (seventeen million, nine hundred and seventy thousand reais).

(iii) Consolidation of the By-laws, the entirety of which will be approved during a meeting to be held on this date.

The Secretary of the Meeting was authorized by the Directors to singly sign the Minutes, after written approval of the final text and acceptance of approval by fax or e-mail by all the Directors.

Adjournment and Drawing-up of the Minutes: without further subjects to be considered and anybody else to take the floor, the present session was directed to the Directors to be read and approved.

The session was then reopened after the final approval by the Directors in writing, and this document has been read, checked and signed.


"We certify the present document is an exact copy of the original, drawn up in an appropriate book".


                       Belo Horizonte, December 30, 2003.

                             ______________________
                             Eugenio Pacelli Mattar
                                   SECRETARY

                           LOCALIZA RENT A CAR S. A.

                            CNPJ 16.670.085/0001-55

                               NIRE 3130001144-5

                  Extraordinary Stockholders General Meeting
                           Held on December 30, 2003.


Date, Time and Place: December 30, 2003, at 10 a.m., at the Company's headoffice, at l563 Bernardo Monteiro Avenue in Belo Horizonte City, State of Minas Gerais.

Attendance: Stockholders representing the entirety of the Company's  capital.

Table: Mr. Antonio Claudio Brandao Resende, President; Mr. Eugenio Pacelli Mattar, Secretary.

Convocation:   corroboration  of  prior  convocation  has  been  discharged  in compliance  with the  reading  of the 4th  paragraph  ,  Article  124,  Law nr.
6.404/76.

Order of the Day: (i) to manifest about crediting interests to stockholders, as remuneration of own capital, calculated on the net assets' accounts.
(ii) To manifest about capitalization of the interests credited to stockholders on this date, in the form of remuneration of own capital, pursuant to amendment to the 5th article, caput, of the Company's By-Laws;
(iii) To manifest about the Consolidation of the Company's By-Laws, as amended by decisions made in this meeting.

Unanimously-Made Decisions: (i) Remuneration to stockholders has been approved by the entirety of votes, to be effected by application of the 9th article, Law 9.249/95 and amendments to article 78, Law 9.430/96, in the form of interests on own capital, totalling R$21,141.176.47 (twenty-one million, one hundred and forty-one thousand, one hundred and seventy-six reais and forty-seven cents) the value of which , net from the income tax withheld at the source, to the value of R$3,171.176.47 (three million, one hundred and seventy-one thousand, one hundred and seventy-six reais and forty-seven cents), is to be credited on this date proportionally to each stockholders' equity;

(ii)   Capitalization   of  the  credited  values  has  been  approved  without
reservations or limitations, and will be effected proportionally to each stockholders' equity, as remuneration of own capital, representing a capital increase, without issuance of new stocks, to the value of R$17,970.000.00 (seventeen million, nine hundred and seventy thousand reais);

Consequently, the 5th article, caput, of the Company's By-Laws, is changed to read as follows:

"5th Article - the Company's capital is R$146,970.000.00 (one hundred and forty-six million, nine hundred and seventy thousand reais), divided into 15,360.000 (fifteen million, three hundred and sixty thousand) ordinary nominative stocks , without nominal value".

(iii) When the above decided amendment was concluded, the stockholders appproved the new reading of the Company's By-Laws, which must be filed in the Junta Comercial of Minas Gerais State (the States' Trade Council), separately from this Extraordinary Stockholders' General Meeting, in order to take effect, in fact and by rights.

The Secretary of the Session was authorized by the shareholders to singly sign the Minutes after written approval of the final text and acceptance of approval by fax or e-mail by all the stockholders.

Closing and Drawing-up of the Minutes: without further subjects to be considered and anybody else to take the floor, the present session was directed to the stockholders to be read and approved. The session was reopened after the final approval by the stockholders in writing, and this document has been read, checked and signed.

Stockholders present to the Meeting: JOSE SALIM MATTAR JENIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FLAVIO BRANDAO RESENDE;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLLENIUM PARTNERS, L.P., DLMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C., all of which represented by their proxy, Mr. Henrique da Silva Gordo Lang;

ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO, and CARLOS JOSE GARCIA.

"We certify the present document is an exact copy of the original, drawn up in an appropriate book".


                       Belo Horizonte, December 30, 2003.

                            ______________________
                            Eugenio Pacelli Mattar,
                                   SECRETARY

                                TOTAL FLEET S.A.
                             (integral subsidiary)

                         CNPJ/MF No 02.286.479/0001-08

                               NIRE: 3130001301-4


          Minutes of the Extraordinary Stockholders' General Meeting
                           held on January 28, 2003.


Date, Time and Place: January 28, 2003, at 10 a. m., at the Company's headoffice, at 1563-Part Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: stockholder representing the entirety of the Company's capital , to wit: LOCALIZA RENT A CAR S A, represented by its directors, Messrs. Jose Salim Mattar Junior and Mr. Antonio Claudio Brandao Resende.

Table: Jose Salim Mattar Junior, President, Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation has been discharged as per 4th, of Article 124, of Law nr. 6.404/76.

Order of the Day: (i) to manifest about the re-ratification of the Minutes of the Extraordinary Stockholders' General Meeting held on December 12, 2002, at 10 a m.

Unanimously-Made Decisions: (i) Re-ratification of the Extraordinary Stockholders' General Meeting held on December 12, 2002, at 10 a.m.,has been unanimously approved, in order to extend the time limit for payment of dividends to the stockholder Localiza Rent a Car S.A. to up June 30, 2003.

By means of the present re-ratification, the Minutes of the General Meeting held on December 12, 2002, at 10 a. m., are changed to read as follows:


                               TOTAL FLEET S. A .
                             (integral subsidiary)

                          CNPJ/MF: 02.286.479/0001-08
                               NIRE: 3130001301-4

           Minutes of the Extraordinary Stockholders' General Meeting
                           held on December 12, 2002

Date, Time and Place: December 12, 2002, at 10 a. m., at the Company's headoffice, at l563-Part Bernardo Monteiro Avenue, in Belo Horizonte City , State of Minas Gerais. Attendance: stockholder representing the entirety of the Company's capital, to wit: LOCALIZA RENT A CAR S.A., represented by its directors, Messrs. Jose Salim Mattar Junior and Antonio Claudio Brandao Resende, Secretary.

Table: Jose Salim Mattar Junior, President, Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of previous convocation has been discharged as per 4th, of article 124, of Law nr. 6.404/76.

Order of the Day: (i) to manifest about the apprroval of the proposal of dividend payment to the stockholder LOCALIZA RENT A CAR S. A . , to the value of R$50,000.000.00 (fifty hundred million reais) .

Unanimously Made Decisions: (i) without reservations or limitations, approval has been given to the proposal of dividend payment to the stockholder LOCALIZA RENT A CAR S. A , to the value of R$50,000.000.00 (fifty million reais) , referent to credit balance in the Accumulated Profits account and part of the profit in the fiscal year, as settled on the basis of balance sheet drawn up in November 30, 2002, with payment forecast for up to June 30, 2003.

Adjournment and Minutes Drawing-up. Without further subjects to be considered and anybody else to take the floor, the present session was adjourned for drawing up of this document in magnectic means, to be copied in an appropriate book. The session was reopened and this document was read, checked, approved and signed.

Belo Horizonte, January 28, 2003.

__________________________                  _______________________________
Jose Salim Mattar Junior,                   Antonio Claudio Brandao Resende,
   President                                           Secretary

Stockholder Present:
P.LOCALIZA RENT A CAR S.A.

 __________________________                 _______________________________
 Jose Salim Mattar Junior,                  Antonio Claudio Brandao Resende,
    President Director                           Vice-President Director

                                TOTAL FLEET S.A.

                          CNPJ/MF: 02..286.479/0001-08

                               NIRE: 3130001301-4


     MINUTES OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                             HELD ON APRIL 28, 2003


Date, Time and Place: April 28, 2003, at 2 p.m., at the headoffice, at l563 Bernardo Monteiro Avenue, Funcionarios, in Belo Horizonte City, State of Mins Gerais.

Attendance:  Stockholders  representing  the entirety of the  capital,  to wit:
LOCALIZA RENT A CAR S.A., represented by its directors Messrs. Jose Salim Mattar Junior and Flavio Brandao Resende.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary.

Convocation:  It was  discharged  as per   4th,  of  article  124,  of Law  nr.
6.404/76.

Order of the Day: In Ordinary Stockholdeers' General Meeting: (i) to elect the members of the Board of Directors and to settle the amount of its total yearly compensation; (ii) to approve the Administration's Report and the accounting statements referent to the fiscal year ended December 31, 2002; (iii) to decide about the proposal of destination for the net profit of the fiscal year ended December 31, 2002, adjusted by force of Law, as per article 192, Law 6.404/76; In Extraordinary Stockholders' General Meeting: (iv) to confirm indication of the Sociedade Touche Tohmatsu S/C Ltda. as the independent auditing of accounts to be responsible for examination of the accounting stataments.

Unanimously-Made Decisions in Ordinary General Meeting: (i) the Company's Directors were re-elected for a term of office from this Meeting's date until the Ordinary Stockholders' General Meeting to be held in the year of 2004, according to the By-Laws, to wit:

For the position of President Director, Mr. JOSE SALIM MATTAR JENIOR, Brazilian, legally separated, entrepreneur, Identity Card M-l.653.965, issued by SSP/MG, and CPF 071.823.76687, residing at 537, apartment 2001 Pirapetinga Street, Serra, Belo Horizonte, MG; For the position of Vice-President Director, Mr. ANTONIO CLAUDIO BRANDAO RESENDE, Brazilian, married, Identity Card M-578-679, issued by SSP/MG, and CPF 076.364.666-00, residing at 21 Aldo Casilo Street, Mangabeiras, Belo Horizonte, MG;

For the position of Vice-President Director, Mr. EUGENIO PACELLI MATTAR, Brazilian, married, entrepreneur, Identity Card MG-4.491, issued by SSP/MG, and CPF 139.057.586-72, residing at 211, apartment 1300 Santa Maria de Itabira Street, Carmo-Sion, Belo Horizonte, MG;

For the position of Vice-President Director, Mr. FLAVIO BRANDAO RESENDE, Brazilian, single, of age, entrepreneur, Identity Card M-4.661, issued by SSP/MG and CPF l86.119.316-53, residing at 1523, apartment 2002 Ouro Preto Street, Santo Agostinho, Belo Horizonte, MG.

The Directors now re-elected declare, subject to the penalties of the Law, that there are no special legal prohibitive impediments for them to perform the commercial activities, arising out of criminal failure, prevarication, bribe or subornation, concussion or embezzlement, against public funds, public faith or property, or such penalties as may prevent them, even temporarily, from taking office in public positions.

The total value of the compensation to be paid to the body of statutory Directors of the Company was settled in up to R$1,400.000.00 (one million and four hundred reais), for the period between this date and the Ordinary General Meeting to be held in the year of 2004, and such sum will be paid to the Directors by the controller Localiza Rent a Car S.A. on account and by order of the Company, and which will be reimbursed by the Company.

(ii) The accouting statements referent to the fiscal year ended December 31, 2002 were submitted to appreciation and were formally approved, and they are made up of: Assets Balance; Statement of Results; Statement of Variations of the Net Assets; Statement of Origins and Applications of Resources, all of which duly published according to article 289 of Law 6.404/76 in the Diario Oficial do Estado de Minas Gerais aand in the newspapaer Gezeta Mercantil on April 25, 2003, a date prior to this Meeting's date, in accordance with article 133, 4th , of Law 6.404/76. Also in this order, formal approval was given to the Administraiton Report, the text of which is duly copied together with the Accounting Statements that were published.

(iii) Continuing the Session and in accordance with article 192 of Law 6.404/76 and the By-laws, the Company's stockholder decided to approve the proposal of destination for the net profit of the fiscal year ended 2002, intending the amount of R$4,997.830.53 (four million, nine hundred and ninety-seven thousand, eight hundred and thirty reais and fifty-three cents) to payment of dividends to the stockholders, the anticipation of which was decided in the General Meeting held on December 12, 2002. The remaining balance ws credited to the Company's accumulated profits account.

In Extraordinary Stockholders' General Meeting:

(iv) Unanimous approval was given to the appointment of the company Deloitte Tohmatsu S/C Ltda. as an auditing firm responsible for the examination of the accounting statements of the Company of the fiscal years ended December 31, 2002 to December 31, 2005.


Adjournment and Minute Drawing-up: without further subjects to be considered and anybody else to take the floor, the session was adjourned to enable this document to be drawn up in magnetic means. The session was then reopened, and this document was read, checked, approved and signed.

Stockholder Present: LOCALIZA RENT A CAR S.A., represented by its directors, Messrs. Jose Salim Mattar Junior and Flavio Brandao Resende.

"We certify this document is an exact copy of the original drawn up in an appropriate book".


                        Belo Horizonte, April 28, 2003.


                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   President


                            ______________________
                            Eugenio Pacelli Mattar,
                                   Secretary

                     MINUTES OF THE SHAREHOLDERS' MEETING OF
                          "LOCALIZA FRANCHISING LTDA.",
                   HELD ON MAY 01, 2003, FOR CAPITAL INCREASE,
                          OPENING OF BRANCH OFFICE AND
                       TRANSFORMATION OF THE COMPANY INTO
                                 A CORPORATION .

                         CNPJ/MF N. 18.367.946/0001-56



By means of this private instrument,  the undersigned:


(a) LOCALIZA RENT A CAR S.A., a corporation with head office at 1563 Bernardo Monteiro Avenue, Funcionarios, in Belo Horizonte City, State of Minas Gerais, CEP (zip code) 30-150-902, registered under n. 3130001144-5 on January 17, 1996, with the Junta Comercial do Estado de Minas Gerais (the Trade Council of the State of Minas Gerais) and enrolled in CNPJ/MF under
     n. 16.670.085/0001-55, in this act represented by its directors, Mr. Jose Salim Mattar Junior, Brazilian, legally separated, entrepreneur, Identity Card n. M-1.653.965, issued by SSP/MG, enrolled in CPF/MF under n. 071.823.766-87, residing and living at 537, apartment 2001 Pirapetinga Street, Serra, Belo Horizonte City, State f Minas Gerais, and Mr. Antonio Claudio Brandao Resende, Brazilian, married, entrepreneur, Identity Card
     n. M-578.679, issued by SSP/MG, enrolled in CPF/MF under n.076.364.666-00, residing and living at 21 Aldo Casilo Street, Mangabeiras, Belo Horizonte City, State of Minas Gerais; and,

(b) ARISTIDES LUCIANO DE AZEVEDO NEWTON, Brazilian, married, business administrator, Identity Card n. M-2.132, issued by CRA/MG, 6th Region, enrolled in CPF/MG under n. 020.311.249-00, residing and living at 355, apartment 101, Inconfidentes Street, Funcionarios, Belo Horizonte City, State of Minas Gerais;

the sole shareholders of the civil limited-liability shareholding society named "LOCALIZA FRANCHISING LTDA." , with head office at l563, 4th floor, Bernardo Monteiro Avenue, CEP 30150-902, in Belo Horizonte City, State of Minas Gerais, registered with the Cartorio de Registro Civil das Pessoas Juridicas de Belo Horizonte ( Registry of Corporate Bodies) under n. 58.475, on August 11, 1983, and enrolled in CNPJ/MF under n. 18.367.946/0001-56, (hereinafter called "Society") , have decided, by common consent, to change the Society's By-laws as described below:

I.  INCREASE AND  INTEGRALIZATION  OF CAPITAL
The shareholders have mutually decided to encrease the Society's capital, from R$1,115.540.00 (one million, one hundred and fifteen thousand, five hundred and forty reais) totally paid-up in Brazilian currency, to R$1,116.254.00 (one million, one hundred and sixteen thousand, two hundred and fifty-four reais), by emission of 714 (seven hundred and fourteen) new shares with nominal value of R$1.00 (one real) each, subscribed by the shareholders proportionally to each one's equity in the capital, totally paid-up in Brazilian currency, through capitalization of the balance existing on December 31, 2002 from the accounting account "Currency Restatement of Capital" to the value of R$714.00 (seven hundred and forteen reais).

The capital, to the value of R$1,116.254.00 ( one million, one hundred and sixteen thousand, two hundred and fifty-four reais), totally paid-up in Brazilian currency, is, therefore, divided into 1,116.254 (one million, one hundred and sixteen thousand, two hundred and fifty-four) shares, with nominal value of R$1,00 (one real), partitioned among the shareholders as follows:

-------------------------------------------------------------------------------
                                                     VALUE   OF
PARTNER                              N. OF SHARES  THE SHARES (R$)  INTEREST(%)
-------------------------------------------------------------------------------
Localiza Rent a Car S.A.               1,032.535    1,032.535.00        92,5
-------------------------------------------------------------------------------
Aristides Luciano de Azevedo Newton       83.719       83,719.00         7,5
-------------------------------------------------------------------------------
TOTAL                                  1,116.254    1,116.254.00         100
-------------------------------------------------------------------------------


II -OPENING OF BRANCH  ABROAD

3.1 The partners have decided, by common consense, to constitute a branch of the Society in the city of Buenos Aires, Province of Buenos Aires, in Argentina, in face of the continuing business activities in that country.

3.2 The partners point out as seed money the sum of R$1,000.00 (one thousand reais), which corresponds, on this date, to ARP 974 (nine hundred and seventy-four Argentinean pesos), intended for keeping of the branch now created, and they also appoint Mr. Leonardo Federici Guedes, Brazilian, divorce, mechanical engineer, Identity Card n. M-1.601.386, issued by SSP/MG, enrolled in CPF/MG under n.418.384.246-87, passport n. CJ 739339 to represent the Society' in the Argentinean branch. It was also decided that the lawyers Mr. Diego Ordonez Bennati and/or German Moncalvillo and/or the public notary Mrs.Josefina Bosticca are appointed to carry out all the proceedings and paths necessary for register and regular operation of said branch, specially with the "Inspecion General de Justicia", seeing to enrollment of the Society in the "Registro de Sociedades Extranjeras" and the consequent opening of the branch in the Republic of Argentina.


III. CHANGE OF  SOCIETAL  KIND

The shareholders have unanimously decided to transform the societal kind of the Society, from a limited-responsibility shareholding society into a corporation, to be ruled by Law n. 6.404, of December 15, 1976, according to the Minutes of the General Meeting of Transformation hereinafter transcribed:


                         MINUTES OF THE GENERAL MEETING
                      OF TRANSFORMATION INTO A CORPORATION

                           LOCALIZA FRANCHISING S.A.
                (NEW SOCIAL NAME OF LOCALIZA FRANCHISING LTDA.)
                         CNPJ/MF n. 18.367.946/0001-56

DATE, TIME AND PLACE: May 01, 2003, at 10 a..m., at the Society's head office, at 1563 - 4th floor Bernardo Monteiro Avenue, Funcionarios, Belo Horizonte City, State of Minas Gerais, CEP (zip code) 30.150-902.

ATTENDANCE: the entirety of the Society's stockholders, as recorded in the Stockholders' Attendance Book.

CONVOCATION: It was discharged as all the stockholders were present, in accordance with 4th, of article 124, of Law n. 6.404/76.

TABLE: Mr. Jose Salim Mattar Junior, President; Mr. Aristides Luciano de Azevedo Newton, Secretary.

UNANIMOUSLY-MADE DECISIONS: As per the Order-of-the-day, the entirety of the attendees have unanimously decided as follows:

(a) Transformation of societal kind , from a limited-liability sharing society into a corporation. Approval has been given to transformation of the societal kind of the limited-liability sharing society LOCALIZA
     FRANCHISING LTDA. into a corporation, which is now on named LOCALIZA FRANCHISING S.A. . This way, the change of societal kind of the Society is effected, and LOCALIZA FRANCHISING S.A. remains with the same bookkeeping of LOCALIZA FRANCHISING LTDA., with the fiscal and accounting requirements duly complied with, a situation which the stockholders admit and approve without reservations. LOCALIZA FRANCHISING S.A. shall unintermittedly proceed being entitled to all rights and obligations pertaining to LOCALIZA FRANCHISING LTDA. . Due to the transformation of the Society into a corporation, such act and all the next societal acts referent to the Society must be filed with the Trade Council of the State of Minas Gerais.

(b) Necessary Reductions and adjustments to the capital in view of the transformation into a corporation. The stockholders, by mutal consense, have decided to reduce the Company's capital from R$1,116.254.00 (one million, one hundred and sixteen thousand, two hundred and fifty-four reais) to R$116.254.00 (one hundred and sixteen thousand, two hundred and fifty-four reais) as it was considered excessive in relation to the Company's object. The original societal interest remains unchanged. The Capital now reduced by R$1,000.000 (one million reais) shall be refunded to the stockholders in currency, on a date and in a form which mostly suits the Company, without detriment of its operational flow, proportionally to each stockholder's equity. Furthermore, due to the transformation effected, the present capital of R$116,254.00 (one hundred and sixteen thousand, two hundred and fifty-four reais), totally paid-up in Brazilian currency, represented by 116.254 (one hundred and sixteen thousand, two hundred and fifty-four) shares, each of which worth R$1.00 (one real), is now divided into 116.254 (one hundred and sixteen thousand, two hundred and fifty-four) common nominative stocks, without nominal value, and each stockholder is to receive a number of stocks exactly proportional to its prior stockholders' equity, without any decrease or loss.

(c) Approval of the By-laws to rule LOCALIZA FRANCHISING S.A. In view of the decisions made in this Meeting, the stockholders have approved the reading of the By-laws contained in Enclosure I hereto to rule the company LOCALIZA FRANCHISING S.A., which must be filed with the Trade Council of the State of Minas Gerais separately from the filing of this General Meeting of Transformation into a Corporation, in order to act in fact and by right.

(d) Election of the members of the Board of Directors. To compose the Board of Directors, the following messrs. have been elected for a 13-month term:

          (i) Jose Salim Mattar Junior, Brazilian, judicially separated, entrepreneur, Identity Card n. M-1.653.965, issued by SSP/MG , and enrolled in CPF/MF under n. 071.823.766-87, residing and living at 537 - apartment 2001 Pirapetinga Street, Serra, Belo Horizonte-MG, for the position of President-Director;

          (ii) Antonio Claudio Brandao Resende, Brazilian, married, entrepreneur, Identity Card n. M-578.679, issued by SSP/MG, and enrolled in CPF/MF under n. 076.364.666-00, residing and living at 21 Aldo Casilo Street, Mangabeiras, Belo Horizonte - MG, for the position of Vice-President Director;

          (iii)Aristides Luciano de Azevedo Newton, Brazilian, married, business administrator, Identity Card n. M-2.132 issued by CRA/MG, 6th Region, enrolled in CPF/MF under n. 020.311.249-00, residing and living at 355-apartment 101 Inconfidentes Street, Funcionarios, Belo Horizonte-MG, for the position of Vice-President Director;

          (iv) Eugenio Pacelli Mattar, Brazilian, married, entrepreneur, with Identity Card n. MG-4.491, issued by SSP/MG, and enrolled in CPF/MF under n. 130.057.586-72, residing and living at 211-apartment 1300 Santa Maria de Itabira Street, Sion, Belo Horizonte-MG, for the position of Vice-President Director ; and

          (v) Flavio Brandao Resende, Brazilian, single, Identity Card n. M-4.661, issued by SSP/MG, and enrolled in CPF/MF under n. 186.119.316-53, residing and living at 1523-apartment 2002 Ouro Preto Street, Santo Agostinho, Belo Horizonte-MG, for the position of Vice-President Director.

The members of the Board of Directors, who have been elected and have taken office, as per the Board of Directors' Book of Meetings, have declared, subject to the penalties of the Law, that they have not incurred in any of the crimes foreseen by Law, or in the legal restrictions which may preclude them to perform trade activities or the management of trade companies, and they are aware of the fact that any untrue declaration results in criminal liability.

Settlement of allowance for the Company's Management. Approval has been given to the settlement of an annual allowance for the Board of Directors of up to R$860,000.00 ( eight hundred and sixty thousand reais) .

Also in this Meeting the stockholders have decided that the legal publications were to be effected.

CLOSING: without any further subjects to be discussed, the present document was drawn up in an appropriate book, and it was read, unanimously approved and signed by all the stockholders attending the Meeting.

I certify this document is an exact copy of the original, drawn up in an appropriate book.

___________________________           ____________________________________
 Jose Salim Mattar Junior,            Aristides Luciano de Azevedo Newton,
  President of the Table                        Secretary

STOCKHOLDERS:
          _____________________________________________________________
                            LOCALIZA RENT A CAR S.A.
          Jose Salim Mattar Junior and Antonio Claudio Brandao Resende

                      ____________________________________
                      ARISTIDES LUCIANO DE AZEVEDO NEWTON


THE LAWYER'S  SIGNATURE:

________________________
Tarcisio  Pinto Ferreira
OAB/MG  20.694

                           LOCALIZA FRANCHISING S. A.

                           CNPJ No 18.367.946/0001-56

                               NIRE 3130001797-4


           MINUTES OF THE EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                             HELD ON JULY 04, 2003


Date, Time and Place: July 04, 2003, at 10 a.m., at the Company's headoffice, at 1563 Bernardo Monteiro Avenue, in Belo Horizonte City, State of Minas Gerais.

Attendance: stockholders representing the entirety of the Company's capital .

Table: Jose Salim Mattar Junior, President; Aristides Luciano de Azevedo Newton, Secretary.

Convocation: corroboration of prior convocation has been discharged as per 4th of article 124, of Law 6.404/76.

Order of the Day:  (i) To approve  retification  of the sole  paragraph  of the article 2nd of the Company's By-laws;

(ii) To manifest about the Consolidation of the Company's By-laws, as amended by decision of this meeting.

Unanimously-Made Decisions: (i) Approval was given, without reservations or limitations, to amendment to the sole paragraph of article 2nd of the Company's, which is now changed to read as follows:

"Sole Paragraph. The Company has one branch office in Buenos Aires City, Republic of Argentina".
(ii)  After  deciding  the  amendment   above,  the
stockholders approved the new consolidated reading of the By-laws, which is to be filed in the Junta Comercial do Estado de Minas Gerais (the State of Minas Gerais' Trade Council) separately from the filing of this Extraordinary Stockholders' General Meeting , in order to effect in fact and by right.

The President and the Secretary of the Session were authorized by the stockholders to singly sign the Minutes, after the final reading of the text had been approved in writing. All stockholders have accepted approval by fax or e-mail .

Closing and Drawing-up of the Minutes: without any further subjects to be considered and anybody else to take the floor, the present session was directed to the stockholders to be read and approved. The session was then reopened, after written approval by the stockholders, and this document was read, checked and signed

"We certify this document is an exact copy of the Minutes drawn up in an appropriate book".


                         Belo Horizonte, July 04, 2003.


____________________________           ____________________________________
  Jose  Salim Mattar Junior,           Aristides Luciano de Azevedo Newton,
    President of the Table                        Secretary

STOCKHOLDERS:

_______________________________         __________________________________
                         LOCALIZA RENT A CAR S.A.
   Jose Salim Mattar Junior    and        Antonio Claudio Brandao Resende



                      ____________________________________
                      Aristides Lucianao de Azevedo Newton

                           LOCALIZA FRANCHISING S. A.

                           CNPJ No 18.367.946/0001-56

                               NIRE 3130001797-4


           MINUTES OF THE EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                           HELD ON SEPTEMBER 15, 2003


Date, Time and Place: September 15, 2003, at 10 a.m., at the Company's headoffice, at 1563 Bernardo Monteiro Avenue, 4th floor , in Belo Horizonte City, State of Minas Gerais.

Attendance: stockholders representing the entirety of the Company's capital .

Table: Jose Salim Mattar Junior, President; Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation has been discharged as per 4th, of article 124, of Law 6.404/76.

Order of the Day: (i) To approve the proposed in-advance payment of dividends to the stockholders referring to the fiscal year of 2003.

Unanimously-Made Decisions: (i) In-advance payment of dividends to the stockholders has been approved, totalling R$900,000.00 (nine hundred thousand reais), settled as per balance sheet drawn up on August 30, 2003. The value of the in-advance payment will be proportional to each stockholder's equity on this date, and it will be deducted from the total value to be decided as dividends of the fiscal year of 2003, following the legal deductions foreseen by Law 6.404/76, during an Ordinary General Meeting to be held on a timely occasion.

The Secretary of the Session was authorized by the stockholders to singly sign the Minutes, after the final reading of the text had been approved in writing. All stockholders have accepted approval by fax or e-mail .



Closing and Drawing-up of the Minutes: without any further subjects to be considered and anybody else to take the floor, the present session was closed, and this document was drawn up in magnetic means, to be copied in an appropriate book. This document has been signed by everyone, after being read and approved.


Stockholders present: (aa) LOCALIZA RENT A CAR S.A., represented by its directors Jose Salim Mattar Junior and Antonio Claudio Brandao Resende and Aristides Luciano de Azevedo Newton.


"We certify the present document is an exact copy of the original, drawn in an appropriate book".



                     Belo Horizonte, September 15, 2003 .


                       _______________________________
                       AntOnio Claudio Brandao Resende,
                                   Secretary

                           LOCALIZA FRANCHISING S. A.

                           CNPJ No 18.367.946/0001-56

                               NIRE 3130001797-4

           MINUTES OF THE EXTRAORDINARY STOCKHOLDERS' GENERAL MEETING
                           HELD ON DECEMBER 19, 2003


Date, Time and Place: December 19, 2003, at 11:30 a.m., at the Company's headoffice, at 1563 Bernardo Monteiro Avenue, 4th floor , in Belo Horizonte City, State of Minas Gerais.

Attendance: stockholders representing the entirety of the Company's capital .

Table: Jose Salim Mattar Junior, President; Antonio Claudio Brandao Resende, Secretary.

Convocation: corroboration of prior convocation has been discharged as per 4th, of article 124, of Law 6.404/76.

Order of the Day: (i) To approve the proposed in-advance payment of dividends to the stockholders referring to the fiscal year of 2003.

Unanimously-Made Decisions: (i) In-advance payment of dividends to the stockholders has been approved, totalling R$500,000.00 (five hundred thousand reais), setttled as per balance sheet drawn up on November 30, 2003. The value of the in-advance payment will be proportional to each stockholder's equity on this date, and it will be deducted from the total value to be decided as dividends of the fiscal year of 2003, following the legal deductions foreseen by Law 6.404/76, during an Ordinary General Meeting to be held on a timely occasion.

The Secretary of the Session was authorized by the stockholders to singly sign the Minutes, after the final reading of the text had been approved in writing. All stockholders have accepted approval by fax or e-mail .

Closing and Drawing-up of the Minutes: without any further subjects to be considered and anybody else to take the floor, the present session was closed, and this document was drawn up in magnetic means, to be copied in an appropriate book. This document has been signed by everyone, after being read and approved.


Stockholders present: (aa) LOCALIZA RENT A CAR S.A., represented by its directors Jose Salim Mattar Junior and Antonio Claudio Brandao Resende and Aristides Luciano de Azevedo Newton.


"We certify the present document is an exact copy of the original, drawn in an appropriate book".



                      Belo Horizonte, December 19, 2003 .


                        _______________________________
                        Antonio Claudio Brandao Resende,
                                   Secretary

                     MINUTES OF THE SHAREHOLDERS' MEETING OF
                       "PRIME - PRESTADORA DE SERVICOS S/C
                          LTDA.", HELD ON MAY 01, 2003,
                     FOR TRANSFORMATION OF THE SOCIETY INTO
                    A CORPORATION AND AN INTEGRAL SUBSIDIARY.

                         CNPJ/MF N. 02.887.100/0001-07


By means of this private instrument,  the undersigned:

(a) LOCALIZA RENT A CAR S.A., a corporation with head office at 1563 Bernardo Monteiro Avenue, Funcionarios, in Belo Horizonte City, State of Minas Gerais, CEP (zip code) 30-150-902, registered under n. 30.150-902, on January 17, 1996, with the Junta Comercial do Estado de Minas Gerais (the Trade Council of the State of Minas Gerais) and enrolled in CNPJ/MF under
     n. 16.670.085/0001-55, in this act represented by its directors, Mr. Jose Salim Mattar Junior, Brazilian, legally separated, entrepreneur, Identity Card n. M-1.653.965, issued by SSP/MG, enrolled in CPF/MF under n. 071.823.766-87, residing and living at 537, apartment 2001 Pirapetinga Street, Serra, Belo Horizonte City, State f Minas Gerais, and Mr. Antonio Claudio Brandao Resende, Brazilian, married, entrepreneur, Identity Card
     n. M-578.679, issued by SSP/MG, enrolled in CPF/MF under n.076.364.666-00, residing and living at 21 Aldo Casilo Street, Mangabeiras, Belo Horizonte City, State of Minas Gerais; and,

(b)  LOCALIZA  FRANCHISING  LTDA.,  with head office at l563-4th floor Bernardo
     Monteiro Avenue, registered with the Cartorio de Registro Civil das Pessoas Juridicas de Belo Horizonte ( Registry of Corporate Bodies) under
     n. 58.475, on August 11, l983, and enrolled in the CNPJ/MF under n. 18.367.946/0001-56, in this act represented by its Directors, Eugenio Pacelli Mattar, Brazilian, married, entrepreneur, Identity Card n. MG
     4.491 issued by SSP/MG, enrolled in CPF/MF under n. 130.057.586-72, residing and living at 211- apartment 1300 Santa Maria de Itabira Street, Sion, in Belo Horizonte - MG, and Aristides Luciano de Azevedo Newton, Brazilian, married, business administrator, Identity Card n. M-14.595, issued by SSP/MG, enrolled in the CPF/MF under n. 020.311.249-00, rsiding and living at 355 - apartment 101, Funcionarios, in Belo Horizonte - MG;


the sole shareholders of the civil limited-liability shareholding society named "PRIME - PRESTADORA DE SERVICOS S/C LTDA." , with head office at l563 (part) Bernardo Monteiro Avenue, CEP 30150-902, in Belo Horizonte City, State of Minas Gerais, enrolled in the CNPJ/MF under n. 02.887.100/0001-07, with constitution act filed with the Cartorio de Registro Civil das Pessoas Juridicas de Belo Horizonte - MG (Registry of Corporate Bodies) under n. 99.783 - Book A, on November 26, 1998, (hereinafter called "Society"), have decided, by common consent, to change the Society's By-laws as described below: The shareholders have decided, by mutual consense, to transform the societal kind of the Society, from a limited-responsibility shareholding society into a corporation, to be ruled by Law n. 6.404, of December 15, 1976, according to the Minutes of the General Meeting of Transformation hereinafter transcribed:


I.       CHANGE OF  SOCIETAL  KIND
The shareholders have unanimously decided to transform the societal kind of the Society, from a limited-liability shareholding society into a corporation, ruled by Law n. 6.404 of December 15, l976, according to the Minutes of the General Meeting of Transformation, hereinafter transcribed:



                         MINUTES OF THE GENERAL MEETING
                      OF TRANSFORMATION INTO A CORPORATION

                      PRIME - PRESTADORA DE SERVICOS S.A.
         (NEW SOCIAL NAME OF PRIME - PRESTADORA DE SERVICOS S/C LTDA.)
                         CNPJ/MF n. 02.887.100/0001-07

DATE, TIME AND PLACE: May 01, 2003, at 11 a..m., at the Society's head office, at 1563 (part) Bernardo Monteiro Avenue, Funcionarios, Belo Horizonte City, State of Minas Gerais, CEP (zip code) 30.150-902.

ATTENDANCE: the entirety of the Society's stockholders, as recorded in the Stockholders' Attendance Book.

CONVOCATION: It was discharged as all the stockholders were present, as per 4th, of article 124, of Law n. 6.404/76.

TABLE: Mr. Jose Salim Mattar Junior, President; Mr. Antonio Claudio Brandao Resende, Secretary.

UNANIMOUSLY-MADE DECISIONS: As per the Order-of-the-day, the entirety of the attendees have made the following unanimous decisions:

(a) Transformation of societal kind , from a limited-liability sharing society into a corporation. Approval has been given to transformation of the societal kind of the limited-liability sharing society PRIME- PRESTADORA DE SERVICOS S/C LTDA. into a corporation, which is now on named PRIME PRESTADORA DE SERVICOS S.A. . This way, the change of societal kind of the Society is effected, and PRIME - PRESTADORA DE SERVICOS S.A. remains with the same bookkeeping of PRIME - PRESTADORA DE SERVICOS S/C LTDA., with the fiscal and accounting requirements duly complied with, a situation which the stockholders admit and approve without reservations. PRIME - PRESTADORA DE SEVICOS S.A. shall unintermittedly proceed being entitled to all rights and obligations pertaining to PRIME - PRESTADORA DE SERVICOS S/C LTDA. . Due to the transformation of the Society into a corporation, this act and all next societal acts referent to the Society must be filed with the Trade Council of the State of Minas Gerais.

(b) Necessary adjustments to the capital in view of the transformation into a corporation. In view of the transformation, the present capital of R$150,000.00 (one hundred and fifty thousand reais), totally paid up in Brazilian currency, represented by 15.000 (fifteen thousand) shares, each of which worth R$10,00 (ten reais) is, from now on, partitioned in 15.000 (fifteen thousand) nominative common stocks and without nominal value, and each stockholder is to receive a number of stocks exactly proportional to its prior societal interest, without any increase or loss.

(c) Conversion to an Integral Subsidiary. As foreseen in the 2nd of Article 251, of Law n. 6.404/76, the stockholders, by common consense, have decided to convert the Society into an integral subsidiary of LOCALIZA RENT A CAR S.A., by acquisition, by the stockholder LOCALIZA RENT A CAR S.A. of the sole stock owned by the stockholder LOCALIZA FRANCHISING LTDA., together with all the rights and obligations referent to such societal interest. Due to the acquisition now effected, the stockholder LOCALIZA FRANCHISING LTDA. is now leaving the Sociedade, and expressly waves every and all current or supervenient rights relative to the condition as stockholder taken on up to then, and granting to the Society and to LOCALIZA RENT A CAR S.A. full and irrevocable acquittal, thus remaining nothing to claim against them, under no pretenses whatever, in court or not, and declaring to be totally repaid on account of its societal interest, and other rights relating to it. The Society and the stockholders LOCALIZA RENT A CAR S.A. grant full and irrevocable acquittal to LOCALIZA FRANCHISING LTDA. thus remaining nothing to claim against them, under no pretenses whatever, in court or not, expressly waving every and all current or supervenient rights relative to the conditions as stockholder taken on, up to then, by LOCALIZA FRINCHISING LTDA.. Due to the changes operated, the entirety of the stocks of the Sociedade becomes the exclusive and integral ownership of LOCALIZA RENT A CAR S.A., according the notes trasncribed to the Book of Registers of Stocks of the Society .

(d) Approval of the By-laws to rule PRIME - PRESTADORA DE SERVICOS S.A. In view of the decisions made in this Meeting, the stockholders have approved the reading of the By-laws contained in Enclosure I hereto, to rule the company PRIME - PRESTADORA DE SERVICOS S.A. , which must be filed with the Trade Council of the State of Minas Gerais separately from the filing of this General Meeting of Transformation into a Corporation, in order to act in fact and by right.

(e) Election of the members of the Board of Directors. To compose the Board of Directors, the following messrs. have been elected for a 13- (thirteen) month term:

     (i) Jose Salim Mattar Junior, Brazilian, judicially separated, entrepreneur, Identity Card n. M-1.653.965, issued by SSP/MG , and enrolled in CPF/MF under n. 071.823.766-87, residing and living at 537, apartment 2001 Pirapetinga Street, Serra, Belo Horizonte-MG, for the position of President-Director;

     (ii) Antonio Claudio Brandao Resende, Brazilian, married, entrepreneur, Identity Card n. M-578.679, issued by SSP/MG, and enrolled in CPF/MF under n. 076.364.666-00, residing and living at 21 Aldo Casilo Street, Mangabeiras, Belo Horizonte - MG, for the position of Vice-President Director;

     (iii)Eugenio Pacelli Mattar, Brazilian, married, entrepreneur, Identity Card n. MG-4.491, issued by SSP/MG, and enrolled in CPF/MF under n. 130.057.586-72, residing and living at 211-apartment 1300 Santa Maria de Itabira Street, Sion, Belo Horizonte-MG, for the position of Vice-President Director ; and

     (iv) Flavio Brandao Resende, Brazilian, single, Identity Card n. M-4.661, issued by SSP/MG, and enrolled in CPF/MF under n. 186.119.316-53, residing and living at 1523-apartment 2002 Ouro Preto Street, Santo Agostinho, Belo Horizonte-MG, for the position of Vice-President Director.

The members of the Board of Directors, who have been elected and have taken office, as per the Board of Directors' Book of Meetings, have declared, subject to the penalties of the Law, that they have not incurred in any of the crimes foreseen by law, or in the legal restrictions which may preclude them from performing trade activities or the management of trade companies, and they are aware of the fact that any untrue declarations result in criminal liability.

Settlement of allowance for the Company's Management. It was decided that the Board of Directors shall not be entitled to any compensation for this term of office.

Also in this Meeting the stockholders have decided that the legal publications were to be effected.

CLOSING: without any further subjects to be discussed, the present document was drawn up in an appropriate book, and it was read, unanimously approved and signed by all the stockholders attending the Meeting.

I certify this document is an exact copy of the original, drawn up in an appropriate book.



____________________________           _________________________________
 Jose Salim Mattar Junior,              Antonio Claudio Brandao Resende,
  President of the Table                           Secretary


STOCKHOLDERS:

 ___________________________________________________________________
                     LOCALIZA RENT A CAR S.A.
 Jose Salim Mattar Junior    and     Antonio Claudio Brandao Resende



_____________________________________________________________________
                     LOCALIZA FRANCHISING LTDA.
Eugenio Pacelli Mattar Junior and Aristides Luciano de Azevedo Newton



THE LAWYER'S  SIGNATURE:

_____________________________
Tarcisio Pinto Ferreira
OAB/MG 20.694

                       PRIME PRESTADORA DE SERVICOS S.A.
                             (integral subsidiary)

                         CNPJ/MF No 02.887.100/0001-01

                               NIRE: 3130001805-9

                         Minutes of the Extraordinary
             Stockholders' General Meeting Held on July 07, 2003.


Date, Time and Place: July 07, 2003, at 12 o'clock, at the Company's headoffice, at l563 Bernardo Monteiro Avenue (a part of), in Belo Horizonte City, State of Minas Gerais.

Attendance:  stockholder  representing  the  entirety of the  capital,  to wit:
LOCALIZA RENT A CAR S A , represented by the Company's directors, Mr. Antonio Claudio Brandao Resende and Mr. Eugenio Pacelli Mattar.

Table: Antonio Claudio Brandao Resende, President; Eugenio Pacelli Mattar, Secretary .

Convocation: corroboration of prior convocation has been discharged as per 4th , article 124, Law 6.404/76.

Order of the Day: (i) to manifest about the increase of the Company's  capital;
(ii) to manifest about the Consolidation of the Company's By-laws, as modified by decisions of the present meeting.

Decisions Made by the Only Shareholder: (i) The shareholder, Localiza Rent a Car S. A., has approved, without reservations or limitations, a capital increase to the value of R$800,000.00 (eight hundred thousand reais), without issuing new stocks, to be integralized in up to 120 days (one hundred and twenty days) from the date of the present meeting. Consequently to the capital increase, article 5th of the By-laws is changed to read as follows:

"Article 5th - the Company's capital is R$950,000.00 (nine hundred and fifty thousand reais), totally integralized in Brazilian currency, divided into
15.000 (fifteen thousand) nominative common stocks, without nominal value".

(ii) As the above change had been decided, the stockholder approved the new consolidated reading of the Company's By-laws, which must be filed in Junta Comercial do Estado de Minas Gerais (the trade council of Minas Gerais State), separate from the filing of this Extraordinary Stockholders' General Meeting, in order to effect in fact and by right .

Adjournment and Drawing-up of the Minutes: without further subjects to be considered and anybody else to take the floor, the session was closed to enable issuance of the present document in magnetic means, for posterior and appropriate bookbinding. The session was reopened, and this document has read, checked, approved and signed.


                         Belo Horizonte, July 07, 2003.


___________________________________        _________________________________
  Antonio Claudio Brandao Resende               Eugenio Pacelli Mattar,
      the  Table's President                             Secretary

SHAREHOLDER:

__________________________________        ___________________________________
                           LOCALIZA RENT A CAR S. A.
Antonio Claudio Brandao Resende         and         Eugenio Pacelli Mattar

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: August 26, 2004